

July 20, 2016

Mr. David Steinberg
President and Chief Financial Officer
Apptigo International, Inc.
33B Venetian Way, Apt. 61
Miami Beach, Florida 33139

>   **Re: Apptigo International, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed May 8, 2015**
>   **File No. 000-55375**

Dear Mr. Steinberg:

We have completed our review of your filing on December 1, 2015. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant
Office of Transportation and Leisure